

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2011

Via E-mail
Nelson José Jamel
Chief Financial and Investor Relations Officer
American Beverage Company
Rua Dr. Renato Paes de Barros, 1017, 4º andar
04530-001 São Paulo, SP, Brazil

>   **Re: American Beverage Company**
>   **Form 20-F**
>   **Filed April 13, 2011**
>   **File No. 001-15194**

Dear Mr. Jamel:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Brian K. Bhandari

                                 Brian K. Bhandari
                                 Accounting Branch Chief